CHINA NORTHERN MEDICAL DEVICE, INC.

180 Hongqi Da Jie, Suite 400

Nangang District, Haerbing City

Helongjiang Province, China 150090

(86) (0451) 82280845

February 6, 2008

SECURITIES AND EXCHANGE COMMISSION

Attn: Russell Mancuso

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, DC  20549-3561

RE:

China Northern Medical Device, Inc.

Registration Statement on Form SB-2

File No. 333-144243

Dear Mr. Mancuso:

Pursuant to Rule 461 of Regulation C, China Northern Medical Device, Inc. ("Company"), hereby requests acceleration of the effective date of the above-referenced registration statement on Form SB-2 to Friday, February 8, 2008 at 11:00 a.m., Eastern Standard Time, or as soon as practicable thereafter.

No broker-dealer is participating in the offering, so the offering terms and arrangements were not submitted to the National Association of Securities Dealers, Inc., for its review and approval in the absence of a requirement to do so.  With respect to dissemination of information contemplated by Rules 460 and 461, offers will be made directly by the Company by delivering to each prospective investor a copy of the final prospectus.

China Northern Medical Device, Inc. acknowledges that:

•

should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CHINA NORTHERN MEDICAL DEVICE, INC.

/s/ Jinzhao Wu

Jinzhao Wu, President